Reply Attention of: Stewart L. Muglich Our File No.: 5000 066 Direct Line: (604) 692-3023 Email: smuglich@sangramoller.com

August 22, 2005

VIA FACSIMILE AND COURIER

SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E., Stop 7010
Washington, D.C. 20549

Attention: H. Roger Schwall, Assistant Director
                    Mail Stop 7010

Dear Sirs/Mesdames:

Re:   Mercer International Regco Inc. (the "Company") - File No. 333-126683

We act as counsel for the Company and write in connection with the comment letter dated August 17, 2005 (the "Comment Letter") from the Securities and Exchange Commission (the "Commission") to Mercer International Inc. ("Mercer") on the Company's Form S-4 relating to the conversion of Mercer from a Massachusetts trust to a corporation organized under the laws of the State of Washington (the "Conversion"). On behalf of Mercer and the Company, we provide the following responses to your comments. For your ease of reference, we have set out below, in italics, the comments contained in the Comment Letter, with the Company's responses following each comment.

General

1.
Because your letter dated July 21, 2005, seeks no action relief relating to, among other things, your continued Form S-3 eligibility, we may have additional comments once the Office of Chief Counsel addresses your request. For example, your ability to incorporate by reference in the manner permitted to Form S-3 filers, as you have done at page 31, might be affected by the resolution.

We note your comment.

2.
During our recent phone conference, counsel acknowledged that the proposed mergers and conversion will result in Mercer changing from an entity with a finite life to an entity with an infinite life. If so, it appears that you will need to provide the disclosure required by Release 33-6900. Please revise your document accordingly or advise us why you do not believe such revision is necessary. We may have additional comments.

We respectfully submit that revisions to the Form S-4 of the Company are not necessary to provide additional disclosure pursuant to Release 33-6900 as the concerns dealt with by that Release are not applicable in the current circumstances. We note that:

• Mercer was never qualified as a REIT for tax purposes. Although Mercer was organized as a Massachusetts trust under the laws of the State of Washington, it was never qualified as a REIT under United States federal tax legislation.

• Mercer was never a pass-through entity. Mercer never acted as a pass-through entity and no income or losses of Mercer were ever passed through to the shareholders of Mercer.

• Mercer has never had a general partner. Mercer has never had a general partner so there are no concerns with relation to any fiduciary obligations being breached as a result of an acquisition of the general partner's interest.

• Mercer’s shares will not change. Each share of Mercer, as well as that of the successor, bears the exact same economic interest so there are no varying interests among Mercer’s shareholders. Further, there will be no change in the voting rights upon completion of the Conversion and as a result a Mercer shareholder will retain the exact same economic and voting interest in the Company as it did in Mercer. The shares of the Company will also trade on the same markets on which the shares of Mercer traded.

• Mercer is subject to the Washington Business Corporation Act and shareholders have the benefit of state laws. Mercer is currently subject to the Washington Business Corporation Act (“WBCA”) and it, and its shareholders, are therefore subject to, and receive the benefit of, this state corporate legislation. This includes, but is not limited to, appraisal remedies which are available under the state corporate law and, in particular, in respect of the Conversion. Under such appraisal remedies a shareholder of Mercer could require that its shares in Mercer be bought out at the fair value as determined pursuant to the WBCA. As the Company will also be subject to the WBCA, the shareholders of the Company will be entitled to the same protections which were afforded to them as shareholders of Mercer.

• No change to Mercer’s management or Board. The management and the board of the Company will remain the same as that of Mercer and they will be compensated in the same manner.

• No change in business, operations or financial condition. There will be no change in the business, operations or financial condition of Mercer as a result of the Conversion. After the Conversion, the Company will be carrying on the same business, in the same manner, as Mercer and the Company's financial reporting will be the same as that of Mercer.

• Mercer is an industrial company. Unlike a REIT or certain limited partnerships, Mercer's interest, as an industrial company, in its assets are long term as pulp mills typically have a lifespan of in excess of 25 years. Therefore, there is no expectation that Mercer will be wound up in order to distribute its capital to its shareholders and therefore issues about the economic fairness of the Conversion are not relevant.

Further, Release 33-6900 is intended to assist registrants in assuring that investors are provided with adequate, clear, concise and understandable disclosure relating to certain types of roll-up transactions. We respectfully submit that the disclosure set out in the Form S-4 relating to the Conversion complies with the Release.

The disclosure in the Form S-4 relating to the Conversion is provided in a systematic manner with headings and subheadings that are descriptive of the substance of the disclosure included thereunder. The Form S-4 includes a section that briefly sets out questions and answers to selected information relating to the special meeting, the Conversion and other matters that may be of significance to investors, a reasonably detailed table of contents that sets out the contents and location of disclosure, a summary section that discusses the material points of the disclosure set out in the main body thereof and a discussion of the risk factors relating to the Conversion.

The Form S-4 also provides a detailed discussion of the salient points relating to the Conversion, including the background to the Conversion, the material terms of the merger agreement relating to the Conversion, the mechanics involved with undertaking the Conversion, the effect of the Conversion on the business of Mercer, a comparison of the material rights of shareholders resulting from the Conversion, a description of the material differences of the governing documents of Mercer currently and subsequent to the Conversion (including that the Conversion will result in Mercer changing from an entity with a finite life to an entity with an infinite life), the material U.S. federal income tax consequences of the Conversion and a discussion of dissenters' rights for shareholders that wish to exercise such rights in connection with the Conversion. In addition, the Appendices to the Form S-4 include the merger agreement relating to the Conversion and the Articles and Bylaws of the Washington company that succeeds Mercer upon completion of the Conversion which allow a reader to review and compare the new company with Mercer as it currently exists.

As a result, we respectfully submit that investors are provided with sufficient information about the Conversion so as to be able to make an informed decision in compliance with the intent of the Release.

Material U.S. Federal Income Tax Consequences of the Conversion, page 23

3.
It appears that you intend for the disclosure that appears in this section to constitute counsel's opinion. If so, revise the introductory paragraph on page 23 to make that clear. For example, it is insufficient and inappropriate to state that counsel's opinion is merely that the "following general discussion constitutes … a fair and accurate summary …."

The Company has amended the first paragraph under "Material U.S. Federal Income Tax Consequences of the Conversion" to clarify that the discussion under this heading sets forth the material U.S. federal income tax consequences of the Conversion and the discussion now is not merely a general discussion of the anticipated U.S. federal income tax consequences of the Conversion. Please see the marked version of the Form S-4 which accompanies this letter.

4.	The reference at page 24 to "the varying nature of such tax consequences" is unclear. Delete the phrase, or revise it to clarify the intended reference.

The Company has deleted the reference to the varying nature of the tax consequences of the Conversion and amended the disclosure to make it clear that each shareholder should consult his or her own tax advisor as to the specific tax consequences of the Conversion under such shareholder's particular circumstances. Please see the marked version of the Form S-4 which accompanies this letter.

5.
It appears that in order to reach the conclusions that are set forth at page 24, counsel must first determine whether the Conversion will qualify as a reorganization. Therefore, the suggestions that it is "anticipated" that it will so qualify and that the ensuing list therefore "assume[es] such qualification" are inappropriate. Please obtain a definitive opinion from counsel in that regard.

The Company has amended the paragraph to make it clearer that the Conversion will qualify as a reorganization subject to the assumptions and qualifications that are necessary given the factual underpinnings of the opinion. Please see the marked version of the Form S-4 which accompanies this letter.

6.
Similarly, it appears inappropriate to provide the conclusion in item (v) with the limitation that it is accurate "provided that the payment is neither essentially equivalent to a dividend within the meaning of Section 302 of the Code nor has the effect of a distribution of a dividend within the meaning of Section 356(a)(2)." Instead, obtain a clear opinion on these points.

The Company has amended subparagraph (v) to delete the qualification attaching to the gain or loss for federal income tax purposes of a shareholder who exercises dissenters' rights. Please see the marked version of the Form S-4 which accompanies this letter.

Exhibit 8.1

7.
In the opinion filed as an exhibit, ensure that counsel gives effect to each of the applicable comments set forth above relating to the disclosure that appears in the Form S-4 at page 23. Also obtain and file a signed and dated opinion of counsel.

The Company will obtain a signed opinion of tax counsel which addresses each of comments 3 to 6 above and will file a copy of the signed opinion with the Form S-4 as exhibit 8.1. A marked version of the opinion is attached as Exhibit 8.1 to the marked version of the Form S-4 which accompanies this letter.

8.
Counsel needs to make clear in the short form opinion that is filed as exhibit 8.1 that the disclosure that appears in the registration statement in the section captioned "Material U.S. Federal Income Tax Consequences of the Conversion" constitutes its opinion. The suggestion that it is merely a description or a discussion is inappropriate.

The tax opinion on page 2 has been amended to state that counsel is of the opinion that the disclosure in the Form S-4 under the heading "Material U.S. Federal Income Tax Consequences of the Conversion", as it relates to statements of law and legal conclusions, is correct in all material respects, subject to the limitations set forth therein.

9.
In the new opinion you obtain, ensure that counsel does not suggest that the opinion that appears in the registration statement only addresses "certain" - rather than the material - tax federal income tax consequences. Similarly, ensure that counsel does not retain its suggestion that under the circumstances it describes the opinion "may not be relied upon," as the reader is entitled to rely upon it.

Tax counsel has revised its opinion to provide that it relates to the "material" U.S. federal income tax consequences of the Conversion. In addition, tax counsel has amended the second paragraph of page 3 of the tax opinion to delete the suggestion that the opinion may not be relied upon in certain circumstances.

A marked version of the Company’s full Form S-4 accompanies this letter for your ease of reference. Only marked pages will be forwarded via facsimile. The Company hopes to have the Registration Statement on Form S-4 declared effective as soon as possible and, accordingly, any assistance you can provide in obtaining an expeditious review of this response letter and the amended Form S-4 would be greatly appreciated. We trust the foregoing to be in order but should you have any questions or concerns, please do not hesitate to contact the undersigned or my partner, Harj Sangra at 604 692-3022.

Yours truly,

SANGRA MOLLER LLP

Per:  /s/ Stewart L. Muglich
        Stewart L. Muglich
        (New York State Bar No. 098563)

Enclosures (with courier only)

HSS/KL/cl

cc.       Mercer International Inc.
Attention: David M. Gandossi

Securities and Exchange Commission, Stop 7010
Attention: Timothy Levenberg

Securities and Exchange Commission, Stop 7010
Attention: Carrie Darling

Deloitte & Touche LLP
Attention: Dan Rollins and Gregg Orr